Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended September 30,		Year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Computation of Earnings
Income from continuing operations	$6,432	$8,550	$11,341	$11,131	$10,452	$10,127	$10,058
Add: Income tax expense	2,343	3,795	5,016	4,854	4,787	4,595	4,929

Income from continuing operations before income taxes	8,775	12,345	16,357	15,985	15,239	14,722	14,987
Add Fixed charges, excluding interest on deposits	3,414	2,559	3,349	3,507	2,928	2,399	2,056
Less Preferred stock dividends and accretion	1,974	—	—	—	—	—	—

Total earnings for computation, excluding interest on deposits	10,215	14,904	19,706	19,492	18,167	17,121	17,043
Interest on deposits	12,586	19,863	25,022	35,307	26,715	16,035	9,813

Total earnings for computation, including interest on deposits	$22,801	$34,767	$44,728	$54,799	$44,882	$33,156	$26,856

Computation of Fixed Charges
Portion of rental expense deemed representative of interest	$229	$276	$351	$337	$319	$302	$271
Preferred Stock dividends grossed up for tax @35%	1,649	—	—	—	—	—	—
Preferred Stock discount accretion grossed up for tax @35%	325	—	—	—	—	—	—
Interest on borrowed funds	1,211	2,283	2,998	3,170	2,609	2,097	1,785

Total fixed charges, excluding interest on deposits	3,414	2,559	3,349	3,507	2,928	2,399	2,056
Interest on deposits	12,586	19,863	25,022	35,307	26,715	16,035	9,813

Total fixed charges, including interest on deposits	$16,000	$22,422	$28,371	$38,814	$29,643	$18,434	$11,869

Ratio of Earnings to Fixed Charges
Excluding deposit interest	2.99	5.82	5.88	5.56	6.20	7.14	8.29
Including deposit interest	1.43	1.55	1.58	1.41	1.51	1.80	2.26